UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGES

TSX: DII.B, DII.A

NASDAQ: DIIB

CONTACT:

MaisonBrison/BarnesMcInerney

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL REPORTS 2006 RESULTS

•

Fourth Quarter revenue increases over 2005

•

Board of Directors declare first dividend in Dorel history

•

Free cash flow exceeds US$80 million for the year

•

Dorel Europe’s juvenile operations being restructured to maintain competitive edge

Montreal, March 12, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A; NASDAQ: DIIB) today announced results for the fourth quarter and year ended December 30, 2006. Revenue for the fourth quarter was up 4.1% to US$447.9 million compared to US$430.3 million last year. Net income for the quarter decreased by 3.9% to US$21.7 million, or US$0.66 per diluted share, in 2006 versus US$22.5 million, or US$0.69 per diluted share in 2005. The 2006 results include pre-tax US$4.0 million of restructuring costs incurred in the fourth quarter as Dorel Europe initiated a restructuring related to their production facilities. The fourth quarter of 2005 also included restructuring costs incurred as part of the Ameriwood plant closure initiated in the third quarter of 2005. Therefore, adjusted net income for the quarter, excluding those restructuring costs rose 6.5% to US$24.4 million or US$0.74 per diluted share compared to adjusted net income of US$22.9 million or US$0.70 per diluted share in the prior year.

Full year revenue was US$1.77 billion versus last year’s US$1.76 billion. 2006 net income totalled US$88.9 million or US$2.70 per diluted share, compared to 2005 net earnings of US$91.3 million or US$2.77 per diluted share. Excluding restructuring costs in both years, adjusted net income was US$92.0 million or US$2.80 per diluted share compared to adjusted net income of US$97.5 million or US$2.96 per diluted share a year ago.

The Company is including adjusted earnings figures in this press release that are considered non-GAAP financial measures, as it believes this permits more meaningful comparisons of its core business performance between the periods presented. Therefore the terms “adjusted gross margin”, “adjusted earnings from operations”, “adjusted pre-tax income” and “adjusted net income” should be considered as non-GAAP measures. Where applicable the following segmented results exclude restructuring costs and use the term “adjusted” when describing these results. A reconciliation of adjusted earnings to GAAP earnings is attached to the end of this press release.

Dorel Europe to reduce costs

In the fourth quarter of 2006, Dorel Europe initiated restructuring activities which will affect the Juvenile Segment. Significant operational changes related to the production facility in Telgate, Italy will be implemented. A similar initiative is in progress regarding the facilities located in Cholet, France. The plan’s objective is to reduce operational costs through strategic sourcing and manufacturing. These restructuring initiatives are expected to be completed by 2008 and result in cumulative restructuring charges totalling between US$11.5 million and US$14.5 million of which US$4.0 million has been recorded in 2006.

 “There has been an important change in the market dynamics of the European juvenile industry,” stated Dorel President and CEO, Martin Schwartz. “There is increasing pressure to lower prices which is requiring the sector to seek alternate, less expensive sources of production. To maintain its competitive edge, Dorel Europe must align its operational costs with this new reality.”

Segmented Information

Juvenile Segment

Fourth quarter revenue increased 13.1% to US$227.5 million from US$201.2 million last year. Adjusted earnings from operations were down 1.1% to US$23.4 million from US$23.7 million. Full year revenue was up 6.4% to US$900.8 million from US$846.9 million in 2005. Adjusted earnings from operations decreased 1.9% to US$97.6 million from last year’s US$99.4 million.

Full year revenues in North America increased by over 5% whereas in Europe the increase was near 8%. Foreign exchange rates in 2006 versus 2005 were not materially different. Therefore the growth was substantially organic. In North America, strong sales of car seats, high chairs as well as health and safety aids were the principal reason for the increase. In Europe, gains were also in the car seat category as well as in strollers, where sales in Northern Europe in Holland, Germany and the United Kingdom led the increases.

Full year adjusted gross margins for the segment were 29.5% as compared to 29.4% in 2005. As a result, the increase in sales generated an additional US$17.2 million in adjusted gross margin dollars versus last year. However, selling, general and administrative costs increased by US$21.0 million over 2005, the majority of this increase for higher product liability costs, therefore more than offsetting these gains.

Home Furnishings Segment

Revenue for the fourth quarter was US$145.3 million, down 2.4% from last year’s US$148.8 million, while adjusted earnings from operations rose 9.0% to US$8.9 million from US$8.2 million in 2005. Total 2006 revenue dropped 4.8% to US$541.9 million versus US$569.3 million the prior year. Adjusted earnings from operations were down 3.9% to US$31.9. million compared to last year’s US$33.2 million.

The fourth quarter of 2006 includes a charge of US$4.5 million for anti-dumping duties imposed upon the Company by the United States Department of Commerce (“DOC”). These duties pertain to certain metal furniture imported from China into the United States that was subject to anti-dumping duties during the period between December 3, 2001 through May 31, 2003.  The Company originally recorded and estimated this liability to be US$2.5 million. However, in December 2006 the DOC liquidated these transactions at a rate that was substantially higher than previously expected by the Company. As such, the Company recorded an expense of US$4.5 million related to the duty on such imports. In relation to this charge the Company has a pending claim against a major international law firm.  That claim relates to a breach of professional duty by the law firm for its failure to timely file a request for an administrative review by the DOC of the duties imposed.

Revenue increases at Cosco Home & Office and Dorel Asia were offset by declines at Ameriwood where ready-to-assemble (RTA) furniture sales decreased by 15%. Futon sales were relatively flat with the prior year. Earnings increased at all business units with the exception of the futon operations, which declined US$2.5 million due to lower gross margins, and Cosco Home & Office due to the anti-dumping duty issue described above. Ameriwood’s RTA furniture operations recorded a US$1.9 million improvement in adjusted earnings over last year, partially offsetting the futon decline. This improvement was achieved despite a US$36 million sales decrease. Cosco Home & Office and Dorel Asia combined to account for the balance of the increase in earnings.

Adjusted gross margins for the segment improved to 14.9% in 2006 versus 13.4% in 2005. The principal contributor to this increase were RTA furniture manufacturing improvements. The fourth quarter improvement at Ameriwood was a result of efforts undertaken in early 2006 to streamline manufacturing operations, cut raw material costs, and realign sales efforts directly with manufacturing capabilities.  Earnings grew despite a fourth quarter year-over-year 20% increase in the cost of particleboard.

Recreational/Leisure Segment

Fourth quarter revenue was US$75.2 million, a 6.3% decrease from the previous year’s US$80.2 million. Earnings from operations decreased 11.8% to US$5.7 million from US$6.5 million. Revenue for the year was off 4.7% to US$328.4 million from US$344.7 million while earnings from operations decreased 29.9% to US$24.4 million from US$34.9 million in 2005.

The revenue decline was due to lower sales of bicycles to the mass merchant channel. Partially offsetting these declines were increased sales in the new product categories of swing sets and motor scooters. These two new product lines combined to add an additional US$15 million in sales to the top line in 2006. This segment now generates a greater proportion of its revenue from non-bicycle sales as it continues to develop into a true recreational company as opposed to strictly a bicycle business.

Gross margins decreased by 170 basis points in the year. However, of this amount, 100 basis points were due to a one-time US$3.5 million inventory write-down in the second quarter of 2006. The remainder of the decrease was due to a less favourable product mix.

Dorel to pay dividend for first time

The Board of Directors of Dorel declared a quarterly dividend of twelve and one half cents (US$0.125) per share on the Class A Multiple Voting Shares, Class B Subordinate Voting Shares and Deferred Share Units of the company.  The dividend will be payable on April 23, 2007 to shareholders of record at the close of business on March 23, 2007. This dividend is the first of an expected ongoing quarterly dividend policy paying US$0.50 per share per annum.

Other

Free cash flow, a non-GAAP financial measure, defined as cash flow from operations less capital expenditures and changes in funds held by ceding insurer, was US$83.4 million in 2006 versus US$71.1 million, an improvement of US$12.3 million. The Company’s effective tax rate in 2006 was 11.4% as compared to 14.6% in 2005. After removing the impact of the restructuring costs in both years, the tax rate for the year was 12.4% versus 16.3% the previous year. The majority of the decline is due to greater earnings in lower tax rate jurisdictions.

Outlook

“We have set in motion several initiatives in each of our divisions to improve results. While growth will be modest in 2007, we expect earnings improvements to outpace revenue increases. The Juvenile Segment had another strong year with 6.4% revenue growth, following the 9.1% revenue growth in 2005. Therefore organic revenue growth in 2007 is not expected to be more than in the low single digits. Intensive product development continues both in North America and Europe and new revenue opportunities are always being explored. We are excited about the impact of our Australian acquisition and look forward to leveraging their abilities with ours to create another avenue for growth,” stated Mr. Schwartz.

“Our two other segments are expected to grow more rapidly. The Home Furnishings Segment has seen impressive growth at both Dorel Asia and Cosco Home & Office and we expect that to continue. Ready-to-assemble furniture operations continue to be a focus as we redefine operations at Ameriwood. In 2007, Ameriwood will explore sales opportunities that are best suited to their domestic manufacturing capabilities. We expect to benefit from board prices that have stabilized in the last several months.  Concurrently, Ameriwood will step up efforts to further reduce operational costs. We expect high single digit revenue growth in this segment with a continuing turnaround in earnings.  We are pleased that the Recreational/Leisure business has stabilized and we are seeking additional recreation product platforms. High single digit growth with better margins and increased earnings are expected,” concluded Mr. Schwartz.

CONFERENCE CALL

Dorel Industries Inc. will hold a conference call to discuss these results tomorrow, March 13th, at 9:00 A.M. Eastern Time. Interested parties can join the call by dialling 1-800-732-9307. The conference call can also be accessed via live webcast at www.dorel.com, www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21221325# on your phone. This tape recording will be available on Tuesday, March 13, 2007 as of 11:00 A.M. until 11:59 P.M. on Tuesday, March 20, 2007.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR and EDGAR websites.

Profile

Dorel Industries (TSX: DII.B, DII.A; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,500 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of In Good Care (IGC), a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.
CONSOLIDATED BALANCE SHEET
ALL FIGURES IN THOUSANDS OF US $

	as at	as at
	December 30, 2006	December 30, 2005

	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 25,925	$ 12,345
Accounts receivable	294,731	287,225
Income taxes receivable	8,264	14,817
Inventories	326,540	279,265
Prepaid expenses	9,652	10,288
Funds held by ceding insurer	-	3,647
Future income taxes	29,046	26,060
	694,158	633,647

PROPERTY, PLANT AND EQUIPMENT	142,002	144,248
GOODWILL	501,356	481,518
INTANGIBLE ASSETS	261,966	253,245
OTHER ASSETS	27,924	30,057
	$ 1,627,406	$ 1,542,715

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 3,733	$ 4,828
Accounts payable and accrued liabilities	326,915	305,922
Income taxes payable	10,742	18,483
Balance of sale payable	605	4,946
Current portion of long-term debt	7,832	8,025
	349,827	342,204

LONG-TERM DEBT	375,135	439,634
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,370	19,042
FUTURE INCOME TAXES	74,833	63,033
OTHER LONG-TERM LIABILITIES	7,719	6,360

SHAREHOLDERS' EQUITY
CAPITAL STOCK	162,555	162,503
CONTRIBUTED SURPLUS	6,061	3,639
RETAINED EARNINGS	567,020	478,155
CUMULATIVE TRANSLATION ADJUSTMENT	63,886	28,145
	799,522	672,442

	$ 1,627,406	$ 1,542,715

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF INCOME
ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNTS

	Fourth quarter ended		Year ended
	December 30, 2006	December 30, 2005	December 30, 2006	December 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(audited)

Sales	$ 442,719	$ 426,053	$ 1,748,032	$ 1,740,693

Licensing and commission income	5,211	4,205	23,136	20,172

TOTAL REVENUE	447,930	430,258	1,771,168	1,760,865

EXPENSES
Cost of sales	341,223	339,287	1,363,421	1,367,217
Selling, general and administrative expenses	62,614	44,437	228,765	200,159
Depreciation and amortization	9,868	10,448	36,969	38,999
Research and development costs	1,459	1,733	8,169	7,945
Restructuring costs	3,671	550	3,671	6,982
Interest on long-term debt	6,771	7,861	29,594	31,240
Other interest	71	338	305	1,410
	425,677	404,654	1,670,894	1,653,952

Income before income taxes	22,253	25,604	100,274	106,913

Income taxes	578	3,058	11,409	15,591

NET INCOME	$ 21,675	$ 22,546	$ 88,865	$ 91,322

EARNINGS PER SHARE
Basic	$0.66	$0.69	$2.70	$2.78
Diluted	$0.66	$0.69	$2.70	$2.77

SHARES OUTSTANDING
Basic - weighted average	32,861,107	32,858,942	32,860,375	32,836,733
Diluted - weighted average	32,861,757	32,859,112	32,860,760	32,927,701

DOREL INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
ALL FIGURES IN THOUSANDS OF US $

	Fourth quarter ended		Year ended
	December 30, 2006	December 30, 2005	December 30, 2006	December 30, 2005
	(unaudited)	(unaudited)	(unaudited)	(audited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income	$ 21,675	$ 22,546	$ 88,865	$ 91,322
Items not involving cash:
Depreciation and amortization	9,868	10,448	36,969	38,999
Amortization of deferred financing costs	38	386	512	1,592
Future income taxes	(524)	2,109	3,531	43
Restructuring activities	4,347	410	3,840	9,335
Stock based compensation	513	433	2,422	2,602
Pension and post-retirement defined benefit plan	(427)	(1,155)	1,368	298
Exchange gain from reductions of net investments in foreign operations	(746)	-	(1,985)	-
Loss (gain) on disposal of property, plant and equipment	411	(1,041)	601	(680)
	35,155	34,136	136,123	143,511
Changes in non-cash balances related to operations:
Accounts receivable	(16,319)	(21,468)	188	(12,220)
Inventories	(3,610)	20,246	(39,752)	2,112
Prepaid expenses	32	(1,413)	1,053	2,095
Accounts payable, accruals and other liabilities	24,626	25,858	10,810	(36,086)
Income taxes	(460)	(500)	(1,701)	(544)
	4,269	22,723	(29,402)	(44,643)

CASH PROVIDED BY OPERATING ACTIVITIES	39,424	56,859	106,721	98,868

FINANCING ACTIVITIES
Bank indebtedness	(3,377)	4,356	(1,136)	3,061
Long-term debt	(21,397)	(55,369)	(64,787)	(65,713)
Issuance of capital stock	8	-	42	1,417
CASH USED IN FINANCING ACTIVITIES	(24,766)	(51,013)	(65,881)	(61,235)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	-	-	(4,946)	(7,440)
Additions to property, plant and equipment - net	(1,237)	(3,395)	(14,334)	(19,895)
Deferred charges	(4,470)	(2,222)	(10,628)	(7,909)
Funds held by ceding insurer	-	(20)	3,647	4,273
Intangible assets	558	(190)	(2,034)	(4,213)
CASH USED IN INVESTING ACTIVITIES	(5,149)	(5,827)	(28,295)	(35,184)

Effect of exchange rate changes on cash	380	(1,925)	1,035	(1,392)

NET INCREASE (DECREASE) IN CASH	9,889	(1,906)	13,580	1,057
Cash and cash equivalents, beginning of period	16,036	14,251	12,345	11,288

CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 25,925	$ 12,345	$ 25,925	$ 12,345

DOREL INDUSTRIES INC
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
ALL FIGURES IN THOUSANDS OF US $

Year ended
	December 30, 2006	December 30, 2005
	(unaudited)	(audited)

BALANCE, BEGINNING OF PERIOD	$ 478,155	$ 386,833

Net income	88,865	91,322

BALANCE, END OF PERIOD	$ 567,020	$ 478,155

DOREL INDUSTRIES INC.
INDUSTRY SEGMENTED INFORMATION
FOR THE YEAR ENDED DECEMBER 30, 2006 (Unaudited)
ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$ 1,771,168	$ 1,760,865	$ 900,833	$ 846,856	$ 541,938	$ 569,347	$ 328,397	$ 344,662
Cost of sales	1,363,421	1,367,217	635,321	598,218	461,671	495,492	266,429	273,507
Selling, general and administrative	209,886	181,780	133,108	112,081	40,328	34,410	36,450	35,289
Depreciation and amortization	36,876	38,920	29,849	31,615	5,948	6,318	1,079	987
Research and development costs	8,169	7,945	5,331	5,542	2,838	2,403	-	-
Restructuring costs	3,671	6,982	3,671	-	-	6,982	-	-
Earnings from Operations	149,145	158,021	$ 93,553	$ 99,400	$ 31,153	$ 23,742	$ 24,439	$ 34,879
Interest	29,899	32,650
Corporate expenses	18,972	18,458
Income taxes	11,409	15,591

Net income	$ 88,865	$ 91,322

Reconciliation to non-GAAP financial measures
Earnings from Operations as above	$ 149,145	$ 158,021	$ 93,553	$ 99,400	$ 31,153	$ 23,742	$ 24,439	$ 34,879
Restructuring costs	3,671	6,982	3,671	-	-	6,982	-	-
Restructuring costs in cost of sales	1,069	2,478	329	-	740	2,478	-	-
Adjusted earnings from Operations	153,885	167,481	$ 97,553	$ 99,400	$ 31,893	$ 33,202	$ 24,439	$ 34,879
Interest	29,899	32,650
Corporate expenses	18,972	18,458
Income taxes - as above	11,409	15,591
Income taxes on restructuring costs	1,580	3,329

Adjusted Net income	$ 92,025	$ 97,453

DOREL INDUSTRIES INC.
INDUSTRY SEGMENTED INFORMATION
FOR THE FOURTH QUARTER DECEMBER 30, 2006 (Unaudited)
ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational / Leisure
	2006	2005	2006	2005	2006	2005	2006	2005
Total Revenue	$ 447,930	$ 430,258	$ 227,481	$ 201,215	$ 145,287	$ 148,847	$ 75,162	$ 80,196
Cost of sales	341,223	339,287	158,175	142,746	122,724	130,743	60,324	65,798
Selling, general and administrative	57,687	40,429	36,855	24,446	11,999	8,411	8,833	7,572
Depreciation and amortization	9,844	10,436	8,596	9,178	966	922	282	336
Research and development costs	1,459	1,733	750	1,153	709	580	-	-
Restructuring costs	3,671	550	3,671	-	-	550	-	-
Earnings from Operations	34,046	37,823	$ 19,434	$ 23,692	$ 8,889	$ 7,641	$ 5,723	$ 6,490
Interest	6,842	8,199
Corporate expenses	4,951	4,020
Income taxes	578	3,058

Net income	$ 21,675	$ 22,546

Reconciliation to non-GAAP financial measures
Earnings from Operations as above	$ 34,046	$ 37,823	$ 19,434	$ 23,692	$ 8,889	$ 7,641	$ 5,723	$ 6,490
Restructuring costs	3,671	550	3,671	-	-	550	-	-
Restructuring costs in cost of sales	353	(15)	329	-	24	(15)	-	-
Adjusted earnings from Operations	38,070	38,358	$ 23,434	$ 23,692	$ 8,913	$ 8,176	$ 5,723	$ 6,490
Interest	6,842	8,199
Corporate expenses	4,951	4,020
Income taxes - as above	578	3,058
Income taxes on restructuring costs	1,329	188

Adjusted Net income	$ 24,370	$ 22,893

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

March 12, 2007